Exhibit 99.1

SAFE-T GROUP ANNOUNCES DISMISSAL OF PATENT LITIGATION

Patent Infringement Action, Bright Data Ltd. v. NetNut Ltd., Dismissed with Prejudice, No Monetary Payment from NetNut to Bright Data and No Effect on NetNut’s Ongoing Services

The Parties Agreed to a Mutual Release of All Claims as Well as a Covenant Not to Sue Pursuant to the Terms of a Confidential Settlement Agreement

HERZLIYA, Israel, May 19, 2022 – Safe-T Group Ltd. (NASDAQ: SFET) (TASE: SFET) (“Safe-T” or the “Company”), a global provider of cybersecurity and privacy solutions to consumers and enterprises, today announced that NetNut Ltd., Safe-T Group’s enterprise privacy solutions subsidiary unit (“NetNut”), and Bright Data Ltd.1 (formerly known as Luminati Networks Ltd., hereinafter “Bright Data”) have entered into a mutual release and settlement agreement to terminate the patent infringement action Bright Data initiated against NetNut in June 2021 in the United States District Court for the Eastern District of Texas, Marshall Division2.

This settlement is expected to contribute to a significant reduction in the Company’s overall general and administration costs commencing in the third quarter of 2022. Together with the expected operating cost savings implemented through the Company’s partnership model for its enterprise business3, the Company’s overall operating losses for the four quarters which ended on March 31, 2022, would have been reduced by more than 50% compared to the actual aggregated results in this period.

Shachar Daniel, Chief Executive Officer of Safe-T, commented: “We are pleased to have resolved our ongoing patent-related litigations with Bright Data, putting these disputes behind us and allowing us to focus our efforts and resources on the further development of our valuable technologies and supporting our continued growth. Our team is dedicated to moving the business ahead, supporting the needs of our expanding global base of customers while benefiting from our reduced operational costs, enabling us to manage the business more efficiently and flexibly.”

As previously reported, on June 18, 2021, Bright Data filed an action alleging infringement of U.S. Patent Nos. 10,257,319 and 10,484,510 against NetNut. The action was filed in the United States District Court for the Eastern District of Texas, Marshall Division. Bright Data amended its complaint on October 11, 2021, to additionally assert infringement of U.S. Patents Nos. 10,491,713, 11,050,852 and 11,044,346, as well as a claim for alleged false advertising. Pursuant to a confidential settlement agreement, this action is now dismissed with prejudice, without any monetary payment from NetNut to Bright Data, and with no effect on NetNut’s ongoing services. As part of the settlement, NetNut agreed to dismiss, without prejudice, its pending complaint against Bright Data on U.S. Patent No. 10,110,606 and to dismiss its requests for Inter Partes Review4 of Bright Data’s patents. The settlement also includes a covenant not to sue pursuant to the terms of the agreement.

Previously, on December 14, 20215, the Company reported the dismissal of the former action brought by Bright Data filed against NetNut. Together with the settlement described herein, all disputes to-date between the parties have now been resolved.

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments, tailoring solutions according to specific needs. The segments include enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cybersecurity and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured, and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for advanced and basic users, ensuring full personal protection for all personal and digital information.

[1]	Acquired by EMK Capital LLP, a private equity firm, in August 2017.
[2]	Case No. 2:21-CV-225-JRG-RSP.
[3]	https://www.safetgroup.com/safe-t-group-and-terrazone-collaborate-to-advance-global-sales-marketing-and-development -of-zonezero-zero-trust-network-access-software-technology/
[4]	These procedures ask the U.S. Patent and Trademark Office to re-examine the subject matter of patents to reconsider whether their claims are patentable.
[5]	https://www.safetgroup.com/safe-t-group-announces-dismissal-of-netnuts-patent-litigation/

Our cybersecurity solutions for enterprises, designed for cloud, on-premises and hybrid networks, mitigates attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizational data access, storage, and exchange use cases, from outside the organization or within, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. Our ZoneZero® solutions are available by our reseller, TerraZone Ltd., a global information security provider, as a solution or cloud service.

Our privacy solutions for enterprises are based on our world’s fastest and most advanced and secured proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one comprised of both millions of residential exit points and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service

For more information about Safe-T, visit www.safetgroup.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the expected contribution of the settlement in terms of reduction in the Company’s overall general and administration costs commencing in the third quarter of this year and that the Company’s overall operating losses for the four quarters which ended on March 31, 2022, would have been reduced by more than 50% compared to the actual aggregated results in this period. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Steve Gersten, Director of Investor Relations

Safe-T Group Ltd.

813-334-9745

investors@safe-t.com

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com